BWT
BEST WATER TECHNOLOGY

www.bwt.at

05008618

mmer-Straße 4
elefax +43/6232/4058

gger-Weg 12
latz 1
7
... Innsbruck, Mitterweg 25

RECEIVED
2005 MAY 31 P 2:
OFFICE OF INT... CORPORATE ...

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. ~~82-5222~~

SUPPL

Ort, Datum:

Mondsee, 13th May 2005

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~ 82-5221

The enclosed **(SHAREHOLDERS' LETTER AND PRESS RELEASE FOR THE FIRST QUARTER OF 2005)** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

Enclosure:
1 copy of the
(Shareholders' Letter and Press Release for the First Quarter of 2005)

dlw 6/7

Bankverbindungen:
Bank Austria Creditanstalt AG,
Konto-Nr. 02953334600, BLZ 12000
Oberbank, Konto-Nr. 201007853, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BWT
BEST WATER TECHNOLOGY

SHAREHOLDERS' LETTER AND PRESS RELEASE FOR THE FIRST QUARTER OF 2005

BWT makes budget for first quarter of 2005

BWT – the Best Water Technology Group – has made a good start to the 2005 financial year, achieving a 15 % increase in earnings and continued high levels of sales.

Consolidated sales: € 113.3 million, unchanged from the previous year

In the first quarter of 2005, the BWT Group generated consolidated sales of € 113.3 million, the same figure as the previous year. Sales in the Aqua Ecolife Technologies segment increased by 2 % from € 74.7 million to € 76.2 million, though fell slightly in the Aqua Systems Technologies from by 2.1 % to € 37.0 million. The Fuel Cell Membrane Technologies segment contributed sales of € 0.1 million (PY: € 0.8 million).

Segment	**1 / 2005**	**1 / 2004**	**+ / - %**
Aqua Ecolife Technologies (AET)	76.2	74.7	+2.0 %
Aqua Systems Technologies (AST)	37.0	37.8	-2.1 %
Fuel Cell Membrane Technologies (FCMT)	0.1	0.8	X
Total	**113.3**	**113.3**	**0.0 %**

The increase in sales in the AET segment was above all attributable to increases in Austria, Switzerland, Italy and Spain. Growth was below average in Germany and Scandinavia and sales fell slightly in France and eastern Europe. The servicing and spare parts business once again produced above-average growth (+5.7 %) and, at € 15.6 million, contributed 20.5 % of AET sales.

In the Aqua Systems Technologies business (AST) the first quarter of the previous year was characterized by a high operational performance by the AMD microchip plant in Dresden. The significant improvements achieved in operational performance in the municipal area in the current year could not fully compensate for the loss of this sales volume, with the result that in overall terms sales fell by 2.1 %.

FUMATECH, which focuses on the development, production and sales of membranes, generated sales of € 0.1 million in the Fuel Cell Membrane Technologies (FCMT) segment in the first three months of the year (PY: € 0.8 million).

Order book: € 133.1 million, up 4.0 % on the previous year

The BWT Group has orders on hand of € 133.1 million as of 31st March 2005, which represents a year-on-year increase of 4 % (€ 128.0 million). Aqua Engineering made a significant contribution to this positive development, receiving important new orders for drinking water treatment plants in the United Arab Emirates and Hungary. In the first three months of the current financial year, incoming orders amounted to € 122.8 million, 10 % less than the previous year, when order levels were strongly impacted by the semiconductor project for AMD in Dresden worth more than € 25 million. Ignoring the effects of this major project, incoming orders increased by 10.3 % year-on-year.

EBIT € 7.0 million, up 4.5 % on the previous year
Consolidated earnings € 4.4 million, up 15.1 % on the previous year

The increase in consolidated EBIT from € 6.7 million to € 7.0 million is attributable to an improvement in the operating result in the AET segment, which rose from 9.8 % to 10.3 % of sales, despite a slight deterioration in earnings (minus € 0.6 million compared to minus € 0.5 million).

Segment results (EBIT – in € million):

Segment	1 / 2005	1 / 2004	+ / - %
Aqua Ecolife Technologies (AET)	7.8	7.4	+5.4 %
Aqua Systems Technologies (AST)	-0.6	-0.5	-20.0 %
Fuel Cell Membrane Technologies (FCMT)	-0.2	-0.2	0.0 %
Total	**7.0**	**6.7**	**+4.5 %**

The cost of material (allowing for inventory changes) improved in the first quarter from 45.2 % to 44.5 % of sales, staff costs increased by 4.6 % to € 36.6 million and the net total of other operating expenses and earnings improved by 1.1 %. Savings in depreciation and amortization are mostly attributable to the fact that goodwill is no longer amortized in the accounts. The BWT Group's EBIT amounted to 6.2 % of sales, compared to 5.9 % the previous year.

The improvement in financial earnings was due to a fall in interest expense by 23.4 %, earnings before taxes were thus € 6.5 million, 6.7 % higher than the previous year. In the first quarter, the consolidated tax rate improved from the previous year's value of 37 % to approximately 32 %. Consequently, earnings after taxes, at € 4.4 million, were 15 % higher than the prior-year value. Consolidated earnings after minorities increased by 15.1 % to € 4.4 million, earnings per share were € 0.24 (PY: € 0.21).

Cash flow from the result € 7.1 million (PY: € 7.2 million)

BEST WATER TECHNOLOGY

Cash flow from operations minus € 3.1 million (PY: € 1.1 million)
Group equity € 141.7 million , 38 % of the balance sheet total
Gearing 55.9 %

With a reduction in write-downs on assets, the improvement in consolidated earnings allowed the cash flow from the result at € 7.1 million to reach almost the same level as the previous year. The negative cash flow from operating activities of minus € 3.1 million (PY: positive cash flow of € 1.1 million) was the result of an increase in receivables and reduction of trade payables. Net debt improved slightly compared to the prior-year period, falling from € 79.6 million to € 79.3 million, resulting in a gearing ratio of 55.9 % (PY: 62.1 %). Group equity is solid and was 38 % at the end of the first quarter (31st March 2004: 35.4 %).

Investments in fixed assets € 1.5 million (PY: € 1.7 million)

In the first quarter of 2005, the BWT Group invested a total of € 1.5 million in fixed assets. Around a third of this amount was used to increase the investment in Tenergy Christ in the USA.

Number of employees as of 31st March 2005: 2,801

The total number of employees in the BWT Group as of the end of the first quarter was 2,801, compared to 2,717 at the end of the prior-year period and 2,780 as of 31st March 2004. 1,988 staff were employed in the AET segment (PY: 1,956), 797 in the AST segment (PY: 747) and 16 in the FCMT segment (PY: 14). The increase in numbers in the AET area primarily relates to France, in the AST segment the expansion of our presence in Asia is having an effect.

Outlook

In light of the increasing global significance of water as a food and production resource and the excellent opportunities this will provide for the water treatment industry, the good order situation at BWT and the introduction of innovative new products, the Management Board expects to break the € 500 million sales barrier in the current financial year. As a result of the increase in sales, the further improvement in margins in the AET segment and expected positive contribution to results in the AST segment, consolidated earnings are expected to exceed € 20 million for the first time.

Mondsee, May 2005 The Management Board

BWT
BEST WATER TECHNOLOGY

Consolidated balance sheet 1st quarter 2005

(in € 1000's)	As at 31.03.2005	As at 31.12.2004
ASSETS		
Goodwill from consolidation	43.304,6	43.304,6
Other intangible assets	12.705,9	13.175,0
Tangible assets	71.350,1	73.609,3
Financial assets	7.594,8	7.143,5
Fixed assets	**134.955,4**	**137.232,4**
Receivables	6.202,7	6.417,7
Deferred taxes	7.854,0	7.781,4
Longterm assets	**149.012,1**	**151.431,5**
Inventories	52.191,0	53.383,0
Receivables	146.899,3	141.600,9
Liquid fundsl	15.494,7	20.982,5
Deferred taxes and prepaid expenses	8.967,1	7.626,3
Current assets	**223.552,1**	**223.592,7**
TOTAL ASSETS	**372.564,2**	**375.024,2**
LIABILITIES		
Share capital	17.833,5	17.833,5
Capital reserves	17.095,8	17.095,8
Retained earnings	107.470,9	103.114,9
Difference from currency translation	-652,8	-548,1
	141.747,4	**137.496,1**
Minority interests	**1.333,2**	**1.274,9**
Group equity	**143.080,6**	**138.771,0**
Provisions for severance payments and pensions	25.474,7	25.306,5
Provisions for deferred taxes	3.740,0	3.836,4
Other accruals	2.569,7	2.791,6
Interest-bearing financial liabilities	40.975,8	40.623,3
Other liabilities	972,4	1.492,2
Long-term liabilities	**73.732,6**	**74.050,0**
Provision for taxes	4.520,0	4.027,4
Other accruals	32.783,1	33.373,3
Interest-bearing financial liabilities	53.812,0	55.102,8
Trade liabilities	30.865,6	35.181,7
Other liabilities	32.412,4	32.992,7
Deferred income	1.357,9	1.525,3
Short-term liabilities	**155.751,0**	**162.203,2**
TOTAL LIABILITIES	**372.564,2**	**375.024,2**

BWT
BEST WATER TECHNOLOGY

Consolidated profit and loss account for the 1st quarter 2005

Consolidated profit an loss account (in € 1000's)	1st quarter 2005		1st quarter 2004		
	Amount	%	Amount	%	+/- %
Sales	**113.331,9**	**100,0**	**113.279,9**	**100,0**	**0,0**
Other operating income	1.196,2	1,1	913,8	0,8	30,9
Changes in inventory of finished and unfinished products	564,0	0,5	1.412,4	1,2	-60,1
Other capitalised labour, overheads and material	74,8	0,1	168,5	0,1	-55,6
Cost of materials	-51.051,7	-45,0	-52.613,1	-46,4	-3,0
Personnel costs	-36.586,6	-32,3	-34.963,5	-30,9	4,6
Depreciation of fixed asstes	-2.550,5	-2,3	-2.710,0	-2,4	-5,9
Depreciation of goodwill	0,0	0,0	-778,4	-0,7	-100,0
Other operating expenses	-17.989,8	-15,9	-17.990,8	-15,9	0,0
Result from operating activities	**6.983,3**	**6,2**	**6.718,8**	**5,9**	**3,9**
Financial result	-560,2	-0,5	-646,8	-0,6	-13,4
Income from group companies	92,5	0,1	35,9	0,0	157,7
Earnings before tax	**6.515,6**	**5,7**	**6.107,9**	**5,4**	**6,7**
Taxes on income	-2.101,1	-1,9	-2.269,0	-2,0	-7,4
Earnings after tax	**4.414,5**	**3,9**	**3.838,9**	**3,4**	**15,0**
Income from minority shareholders	-48,5	0,0	-46,1	0,0	5,2
Result from ordinary business activities	**4.366,0**	**3,9**	**3.792,8**	**3,3**	**15,1**
Extraordinary items	0,0	0,0	0,0	0,0	x
Consolidated earnings	**4.366,0**	**3,9**	**3.792,8**	**3,3**	**15,1**
Earnings per share	**0,24**		**0,21**		**15,1**
Average number of outstanding shares	**17.833.500**		**17.833.500**		